Exhibit 99.1

WalkMe Ltd. Announces Second Quarter 2024 Financial Results

●	2Q24 Subscription Revenue of $65.7 million an increase of 7% year-over-year.
●	2Q24 Non-GAAP Operating Income of $4.9 million or 7% of total revenues compared to a loss of ($2.3) million or (4%) of total revenues in 2Q23.
●	Free Cash Flow of $11.1 million and 16% of total revenues, compared to $5.2 million and 8% of total revenues in 2Q23.

SAN FRANCISCO, August 1, 2024 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions for effectively navigating technology change, today announced financial results for its second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights:

●	Revenue: Subscription revenue was $65.7 million, an increase of 7% year-over-year. Total revenues were $69.5 million, an increase of 5% year-over-year.
●	Gross Margin: GAAP Gross margin was 86%, compared to 82% in the second quarter of 2023. Non-GAAP Gross margin was 86%, compared to 84% in the second quarter of 2023.
●	GAAP Operating Loss: was $20.8 million, or 30% of total revenues, compared to $15.8 million, or 24% of total revenues in the second quarter of 2023.
●	Non-GAAP Operating Income: was $4.9 million or 7% of total revenues, compared to a loss of ($2.3) million, or (4%) of total revenues in the second quarter of 2023.
●	Diluted Earnings Per Share: Non-GAAP Net Income Per Share of $0.08 and GAAP Net Loss Per Share of ($0.21), compared to a loss of ($0.00) and ($0.15) in the second quarter of 2023 respectively.
●	Operating Cash Flow: Net cash provided by operating activity was $12.4 million, or 18% of total revenues, compared to $6.2 million, or 9% of total revenues in the second quarter of 2023.
●
Free Cash Flow: was a positive $11.1 million or 16% of total revenues, compared to $5.2 million, or 8% in the second quarter of 2023. Excluding merger transaction costs, Free Cash Flow for the second quarter of 2024 was $11.4 million, or 16% of total revenues.

●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $354.5 million as of June 30, 2024.

Pending Acquisition by SAP:

In light of the pending transaction with SAP, WalkMe will not be hosting an earnings conference call to review the second quarter or providing a financial outlook. While the closing of the acquisition by SAP remains subject to regulatory approvals and other conditions, we anticipate that the Merger will likely be completed in 2024.

The section titled “Non-GAAP Financial Measures” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe investor relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd., Free Cash Flow and Free Cash Flow excluding merger transaction costs all of which are Non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation, amortization of acquired intangibles and restructuring expenses. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of total revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses, non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business and merger transaction costs. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of total revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses, non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business, merger transaction costs and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares basic and diluted.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs and further adjusted to exclude merger transaction costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business. Free Cash Flow Margin is calculated as a percentage of total revenues.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the pending transaction with SAP (the “Transaction”) are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: risks associated with the Company’s ability to consummate the Transaction; the satisfaction of the conditions to the consummation of the Transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; the potential that the Company’s shareholders may not approve the Transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the Transaction as rapidly or to the extent anticipated by financial analysts or investors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against the Company in connection with the Transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the Transaction;  our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; risks related to the war in Israel and the related challenges to the political, economic and security conditions in Israel and its impact on our business, financial performance and our actions designed to mitigate such impact;  our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations, including recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; exposure to inflation and interest rate fluctuations; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protest and riots, cybersecurity attack or ransomware request and terrorist attacks; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 18, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe (WKME) pioneered the world’s leading Digital Adoption Platform, enabling organizations to navigate the change brought on by technology. Leveraging over a decade of experience, WalkMe’s platform integrates generative AI to deliver proactive, accessible, and actionable insights. Our context-aware solutions guide users through any workflow, identifying and resolving digital friction to ensure seamless execution of critical processes across all departments. Trusted by global leaders like IBM, Nestlé, ThermoFisher Scientific, and the U.S. Department of Defense, WalkMe empowers organizations to maximize software ROI and drive people-centric digital transformation. For more information, please visit our website at: www.walkme.com

Media Contact:
Melanie Pasch
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues
Subscription	$65,707	$61,395	$130,151	$122,024
Professional services	3,805	4,763	7,935	10,026
Total revenues	69,512	66,158	138,086	132,050

Cost of revenues
Subscription(1)(2)(3)	6,605	6,458	12,902	12,847
Professional services(1)(2)(3)	3,470	5,397	7,049	11,200
Total cost of revenues	10,075	11,855	19,951	24,047

Gross profit	59,437	54,303	118,135	108,003

Operating expenses
Research and development(1)(3)	11,880	14,212	24,626	28,484
Sales and marketing(1)(3)	40,127	39,459	81,555	83,917
General and administrative(1)(3)(4)	28,245	16,474	40,661	37,221
Total operating expenses	80,252	70,145	146,842	149,622
Operating loss	(20,815)	(15,842)	(28,707)	(41,619)
Financial income, net	4,160	3,246	7,830	6,489
Loss before income taxes	(16,655)	(12,596)	(20,877)	(35,130)
Income taxes	(1,324)	(1,385)	(2,588)	(2,497)
Net loss	(17,979)	(13,981)	(23,465)	(37,627)
Net income (loss) attributable to non-controlling interest	67	(124)	27	(147)
Adjustment attributable to non-controlling interest	1,591	(253)	2,291	2,247
Net loss attributable to WalkMe Ltd.	$(19,637)	$(13,604)	$(25,783)	$(39,727)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.21)	$(0.15)	$(0.28)	$(0.45)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	92,777,911	88,604,385	92,053,119	87,949,871

(1) Includes share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cost of subscription revenues	$268	$313	$535	$599
Cost of professional services	266	436	544	$973
Research and development	2,326	2,549	4,863	$4,918
Sales and marketing	4,346	3,944	9,740	$8,555
General and administrative	4,249	4,731	8,013	$13,825
Total share-based compensation expense	$11,455	$11,973	$23,695	$28,870

(2) Includes amortization of acquired intangibles as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cost of revenues	$11	$68	$79	$136

(3) Includes restructuring expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cost of subscription	$-	$40	$-	$40
Cost of professional services	$-	$223	$-	$223
Research and development	$-	$86	$-	$86
Sales and marketing	$-	$964	$-	$964
General and administrative	$-	$160	$-	$160
Total restructuring expense	$-	$1,473	$-	$1,473

(4) Includes merger transaction costs as follows:
	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
General and administrative	$14,294	$-	$14,294	$-

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	June 30,	December 31,
	2024	2023
Assets

Current assets:

Cash and cash equivalents	$220,673	$177,223
Short-term deposits	12,351	28,027
Short-term marketable securities	65,977	60,290
Trade receivables, net	37,677	40,494
Deferred contract acquisition costs	27,296	26,793
Prepaid expenses and other current assets	7,769	8,739
Total current assets	371,743	341,566

Non-current assets:

Long-term marketable securities	55,485	56,282
Deferred contract acquisition costs	25,809	30,267
Other assets	832	317
Property and equipment, net	12,149	12,059
Operating lease right-of-use assets	9,864	12,005
Goodwill and Intangible assets, net	1,482	1,561
Total non-current assets	105,621	112,491

Total assets	$477,364	$454,057

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$9,368	$3,508
Accrued expenses and other current liabilities	59,216	47,772
Deferred revenues	113,360	110,701
Total current liabilities	181,944	161,981

Long-term liabilities:

Deferred revenues	492	894
Other long-term liabilities	12,723	12,384
Operating lease liabilities	7,202	8,222
Total long-term liabilities	20,417	21,500
Total liabilities	202,361	183,481

Redeemable non-controlling interest	12,722	10,429
Shareholders’ equity:
Share capital and additional paid-in capital	776,084	748,801
Other comprehensive income (loss)	(1,179)	478
Accumulated deficit	(512,624)	(489,132)
Total shareholders’ equity	262,281	260,147
Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$477,364	$454,057

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	$(17,979)	$(13,981)	$(23,465)	$(37,627)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	11,455	11,973	23,695	28,870
Depreciation, amortization and impairment	1,329	1,468	2,775	2,823
Operating lease right-of-use assets and liabilities, net	(532)	(497)	(1,047)	(900)
Finance (income) expense	458	271	490	(3)
Amortization of premium and accretion of discount on marketable securities, net	(726)	(482)	(1,498)	(1,010)
Decrease in trade receivables, net	4,657	4,852	2,817	1,132
Decrease (increase) in prepaid expenses and other current and non-current assets	222	(56)	4	(2,174)
Decrease in deferred contract acquisition costs	888	2,323	3,955	5,709
Increase (decrease) in trade payables	5,575	(1,649)	5,822	(2,343)
Increase (decrease) in accrued expenses and other current liabilities	15,991	153	13,473	(7,789)
Increase (decrease) in deferred revenues	(8,943)	611	2,759	9,167
Increase in other long-term liabilities	1	1,248	370	2,847
Net cash provided by (used in) operating activities	12,396	6,234	30,150	(1,298)

Cash flows from investing activities:

Investment in equity securities	(140)	-	(465)	-
Purchase of property and equipment	(193)	(149)	(290)	(329)
Proceeds from short-term deposits	16,000	36,500	16,000	73,500
Investment in marketable securities	(16,332)	(13,452)	(30,459)	(23,809)
Proceeds from maturity of marketable securities	13,242	16,123	25,815	26,583
Proceeds from restricted deposits	-	-	170	-
Capitalization of software development costs	(1,055)	(911)	(2,075)	(1,478)
Net cash provided by investing activities	11,522	38,111	8,696	74,467

Cash flows from financing activities:

Proceeds from exercise of options	3,180	479	3,603	1,021
Proceeds from employees share purchase plan	903	1,107	1,782	2,301
Net cash provided by financing activities	4,083	1,586	5,385	3,322
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(330)	(775)	(781)	(966)
Increase in cash, cash equivalents and restricted cash	27,671	45,156	43,450	75,525
Cash, cash equivalents and restricted cash - Beginning of period	193,002	124,797	177,223	94,428
Cash, cash equivalents and restricted cash - End of period	$220,673	$169,953	$220,673	$169,953

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Reconciliation of gross profit and gross margin
GAAP gross profit	$59,437	$54,303	$118,135	$108,003
Plus: Share-based compensation expense	534	749	1,079	1,572
Plus: Amortization of acquired intangibles	11	68	79	136
Plus: Restructuring expense	-	263	-	263
Non-GAAP gross profit	$59,982	$55,383	$119,293	$109,974
GAAP gross margin	86%	82%	86%	82%
Non-GAAP gross margin	86%	84%	86%	83%

Reconciliation of operating expenses
GAAP research and development	$11,880	$14,212	$24,626	$28,484
Less: Share-based compensation expenses	(2,326)	(2,549)	(4,863)	(4,918)
Less: Restructuring expense	-	(86)	-	(86)
Non-GAAP research and development	$9,554	$11,577	$19,763	$23,480

GAAP sales and marketing	$40,127	$39,459	$81,555	$83,917
Less: Share-based compensation expenses	(4,346)	(3,944)	(9,740)	(8,555)
Less: Restructuring expense	-	(964)	-	(964)
Non-GAAP sales and marketing	$35,781	$34,551	$71,815	$74,398

GAAP general and administrative	$28,245	$16,474	$40,661	$37,221
Less: Share-based compensation expenses	(4,249)	(4,731)	(8,013)	(13,825)
Less: Restructuring expense	-	(160)	-	(160)
Less: Merger transaction costs	(14,294)	-	(14,294)	-
Non-GAAP general and administrative	$9,702	$11,583	$18,354	$23,236

Reconciliation of operating income (loss) and operating margin
GAAP operating loss	$(20,815)	$(15,842)	$(28,707)	$(41,619)
Plus: Share-based compensation expense	11,455	11,973	23,695	28,870
Plus: Amortization of acquired intangibles	11	68	79	136
Plus: Restructuring expense	-	1,473	-	1,473
Plus: Merger transaction costs	14,294	-	14,294	-
Non-GAAP operating income (loss)	$4,945	$(2,328)	$9,361	$(11,140)
GAAP operating margin	(30)%	(24)%	(21)%	(32)%
Non-GAAP operating margin	7%	(4)%	7%	(8)%

Reconciliation of net income (loss)
GAAP net loss attributable to WalkMe Ltd.	$(19,637)	$(13,604)	$(25,783)	$(39,727)
Plus: Share-based compensation expense	11,455	11,973	23,695	28,870
Plus: Amortization of acquired intangibles	11	68	79	136
Plus: Restructuring expense	-	1,473	-	1,473
Plus: Merger transaction costs	14,294	-	14,294	-
Plus: Adjustment attributable to non-controlling interest	1,591	(253)	2,291	2,247
Non-GAAP net income (loss) attributable to WalkMe Ltd.	$7,714	$(343)	$14,576	$(7,001)

Non-GAAP net income (loss) per share attributable to WalkMe Ltd.
Basic	$0.08	$(0.00)	$0.16	$(0.08)
Diluted	$0.08	$(0.00)	$0.15	$(0.08)

Shares used in non-GAAP per share calculations:
Non-GAAP weighted-average shares used to compute net income (loss) per share
Basic	92,777,911	88,604,385	92,053,119	87,949,871
Diluted	97,679,006	88,604,385	97,121,140	87,949,871

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net cash provided by (used in) operating activities	$12,396	$6,234	$30,150	$(1,298)
Less: Purchases of property and equipment	(193)	(149)	(290)	(329)
Less: Capitalized software development costs	(1,055)	(911)	(2,075)	(1,478)
Free Cash Flow	$11,148	$5,174	$27,785	$(3,105)

Plus: Merger transaction costs	207	-	207	-
Free Cash Flow excluding merger transaction costs	$11,355	$5,174	$27,992	$(3,105)
Free Cash Flow margin	16%	8%	20%	(2)%